FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For July 29, 2004

Commission File Number: 1-15174

Siemens Aktiengesellschaft

(Translation of registrant’s name into English)

Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Key figures
Press Release
SIEMENS AG SEGMENT INFORMATION (unaudited)
CONSOLIDATED STATEMENTS OF INCOME (unaudited)
CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)
CONSOLIDATED BALANCE SHEETS (unaudited)
SIGNATURES

Key figures

	3rd quarter(1)		first nine months(2)
	2004	2003	2004	2003
Net income
(in millions of euros)	815	632	2,751	1,721

Earnings per share (3)
(in euros)	0.91	0.71	3.09	1.93

Net cash from operating and investing activities	279	266	2,653	527
(in millions of euros)
therein: Net cash provided by operating activities	1,107	2,038	2,685	3,310
Net cash used in investing activities	(828)	(1,772)	(32)	(2,783)
Supplemental contributions to pension trusts	—	—	(1,255)	(442)
(included in net cash provided by operating activities)
Net proceeds from the sale of Infineon shares
(included in net cash used in investing activities)	—	—	1,794	—

Group profit from Operations
(in millions of euros)	1,239	1,023	3,676	3,193

New orders
(in millions of euros)	19,077	17,215	59,283	56,444

Sales
(in millions of euros)	18,216	17,380	54,339	54,455

	June 30, 2004	September 30, 2003
Employees (in thousands)	418	417
Germany	165	170
International	253	247

(1)	April 1 — June 30, 2004 and 2003, respectively
(2)	October 1, 2003 and 2002 — June 30, 2004 and 2003, respectively
(3)	Earnings per share — basic

Note: “Group profit from Operations” is reconciled to “Income before income taxes” of Operations under “Reconciliation to financial statements” on the table “Segment information” included in this release.

Press Presse Prensa
For the business and financial press
Munich, July 29, 2004

Siemens in the third quarter (April 1 to June 30) of fiscal 2004

•	Net income was €815 million, up 29% from €632 million in the third fiscal quarter a year ago.

•	Group Profit from Operations was €1.239 billion, up 21% from €1.023 billion in the same period a year earlier.

•	Orders rose 11% to €19.077 billion and sales were up 5% to €18.216 billion from the third-quarter levels of fiscal 2003.

•	Net cash from operating and investing activities for the third quarter was €279 million, up from €266 million in the third quarter a year earlier.

“I am pleased about the developments in the third quarter. Order intake is developing well, supported particularly by a very strong June. Also, net income is progressing ahead of our expectations and should allow us to exceed our own earnings objectives for the full year,” said Siemens CEO Heinrich v. Pierer. “These trends show that improvement in the broader macroeconomic environment is now arriving in our industry, and that we are succeeding with our enterprise-wide initiative, ‘Go for profit and growth’. To ensure our earnings momentum into the next fiscal year we are targeting further operational improvements by the Groups.”

For the third quarter ended June 30, 2004, Siemens reported net income of €815 million compared to €632 million in the same period a year earlier. Basic and diluted earnings per share rose to €0.91 and €0.88, respectively, compared to €0.71 per share in the prior-year period. Net income rose on the strength of Group Profit from Operations, which climbed to €1.239 billion from €1.023 billion in the same period a year ago.

In Operations, a majority of Siemens’ Groups achieved double-digit earnings growth and higher profit margins compared to the same quarter of fiscal 2003. Top earnings performers included Automation and Drives (A&D), Power Generation (PG), Medical Solutions (Med), Siemens VDO Automotive (SV), and Osram. Challenges remain at Transportation Systems (TS) and Siemens Business Services (SBS), which reported losses.

Third-quarter orders climbed 11% to €19.077 billion from €17.215 billion a year earlier, and third-quarter sales rose 5% to €18.216 billion from €17.380 billion in the prior year. Business volume was particularly strong in the closing month of the quarter. International business drove order growth, rising 16% year-over-year. Significantly reduced capital expenditures for rail transportation projects contributed to an 8% decline in orders in Germany year-over-year.

Operations generated €379 million in net cash in the third quarter, despite a build-up in net working capital associated with volume growth. In the prior-year period, Operations used net cash of €569 million due to major investments. The two other components of Siemens worldwide, which include Financing and Real Estate and Corporate Treasury activities, used net cash of €100 million in the current period, particularly reflecting renewed asset growth in the financing business. In contrast, these activities provided net cash of €835 million in the prior-year period. In aggregate, net cash from operating and investing activities for Siemens worldwide was €279 million in the third quarter, up year-over-year from €266 million.

Operations in the third quarter of fiscal 2004

Information and Communications

Information and Communication Networks (ICN)

	Third quarter ended June 30,
			% Change
(€ in millions)	2004	2003	Actual	Comparable*
Group profit	51	(125)
Group profit margin	3.0%	(7.4)%

Sales	1,678	1,687	(1)%	0%
New orders	1,608	1,756	(8)%	(7)%

*Excluding currency translation effects.

ICN posted Group profit of €51 million compared to a loss a year earlier, when the Group took €72 million in charges primarily related to Efficient Networks, Inc. Third-quarter earnings at the Carrier Networks and Services business were €15 million compared to a loss of €128 million in the prior-year period, which included the charges mentioned above. Sales were €816 million, up from €801 million a year earlier. The Enterprise Networks division contributed €49 million in third-quarter earnings on sales of €859 million, compared to €62 million and €893 million in the prior-year quarter. For ICN overall, third-quarter sales were nearly level with the prior-year total, while orders were down 8%.

Information and Communication Mobile (ICM)

	Third quarter ended June 30,
			% Change
(€ in millions)	2004	2003	Actual	Comparable*
Group profit	64	17	276%
Group profit margin	2.6%	0.8%

Sales	2,446	2,160	13%	15%
New orders	2,851	2,313	23%	25%

*Excluding currency translation effects.

ICM improved third-quarter Group profit year-over-year to €64 million in a market that remained intensely competitive. Earnings at the Mobile Networks division were €133 million on sales of €1.180 billion, compared to earnings of €36 million on sales of €968 million in the third quarter a year earlier. The Mobile Phones division generated €996 million in sales on a volume of 10.4 million handsets, up from €922 million and 8.1 million units in the same period a year earlier. Average selling price declined year-over-

year, contributing to a loss of €88 million in the third quarter. For comparison, the division posted a loss of €42 million in the prior-year quarter, which included a positive effect related to warranty performance. For ICM as a whole, sales rose 13%, to €2.446 billion. Order growth of 23% included a major infrastructure order in Italy and market interest in the Mobile Phones’ new 65 series.

Siemens Business Services (SBS)

	Third quarter ended June 30,
			% Change
(€ in millions)	2004	2003	Actual	Comparable*
Group profit	(2)	17
Group profit margin	(0.2)%	1.3%

Sales	1,140	1,283	(11)%	(11)%
New orders	1,218	1,297	(6)%	(6)%

*Excluding currency translation effects.

SBS posted a loss for the quarter, reflecting pricing pressure in a weak market for IT solutions as well as delays in implementing capacity adjustments. Third-quarter sales declined to €1.140 billion and orders were also down year-over-year, at €1.218 billion.

Automation & Control

Automation and Drives (A&D)

	Third quarter ended June 30,
			% Change
(€ in millions)	2004	2003	Actual	Comparable*
Group profit	308	203	52%
Group profit margin	13.9%	9.8%

Sales	2,208	2,074	6%	7%
New orders	2,290	2,078	10%	11%

*Excluding currency translation effects of (2)% and portfolio effects of 1% on sales and orders.

A&D was Siemens’ top earnings performer in the third quarter. Group profit rose 52% to a record high of €308 million, driven by continuing productivity increases across all divisions in an improved macroeconomic environment. The Industrial Automation Systems division contributed particularly strong profitability, helping to push A&D’s earnings margin close to 14%. Third-quarter sales rose 6% year-over-year, to €2.208 billion. Orders climbed 10% to €2.290 billion, reflecting rapid growth in Asia-Pacific, particularly in China, and improving demand in Europe.

Industrial Solutions and Services (I&S)

	Third quarter ended June 30,
			% Change
(€ in millions)	2004	2003	Actual	Comparable*
Group profit	19	5	280%
Group profit margin	1.9%	0.5%

Sales	1,001	959	4%	5%
New orders	952	911	5%	6%

*	Excluding currency translation effects.

Third-quarter Group profit at I&S was €19 million, benefiting from a positive effect related to capacity reduction programs. Sales of €1.001 billion and orders of €952 million for the quarter increased from the prior-year quarter 4% and 5%, respectively.

Logistics and Assembly Systems (L&A)

	Third quarter ended June 30,
			% Change
(€ in millions)	2004	2003	Actual	Comparable*
Group profit	14	(64)
Group profit margin	2.5%	(10.0)%

Sales	568	640	(11)%	(9)%
New orders	513	571	(10)%	(6)%

*	Excluding currency translation effects of (2)% and (5)% on sales and orders, respectively, and portfolio effects of 1% on orders.

L&A (formerly called Siemens Dematic) returned to profitability compared to the third quarter a year earlier, when the Group took charges for capacity reduction and project risks. The Electronics Assembly division was the primary contributor to L&A’s improvement in Group profit, while losses at the Airport Logistics and Distribution & Industry Logistics divisions continued to slow earnings progress for the Group as a whole. Lower sales of €568 million reflect completion of projects between the periods under review, while lower orders of €513 million reflect more selective order intake.

Siemens Building Technologies (SBT)

	Third quarter ended June 30,
			% Change
(€ in millions)	2004	2003	Actual	Comparable*
Group profit	14	18	(22)%
Group profit margin	1.4%	1.6%

Sales	997	1,156	(14)%	(5)%
New orders	1,070	1,137	(6)%	3%

*	Excluding currency translation effects of (2)% and portfolio effects of (7)% on sales and orders.

Lower sales in its existing businesses, particular in its building automation business, led to lower earnings at SBT compared to the third quarter a year earlier, when the Group took significant charges for capacity reduction. Divestment of SBT’s facility management business between the periods under review further reduced sales for the Group overall, to €997 million. Orders of €1.070 billion, however, were up 3% year-over-year on a comparable basis.

Power

Power Generation (PG)

	Third quarter ended June 30,
			% Change
(€ in millions)	2004	2003	Actual	Comparable*
Group profit	236	279	(15)%
Group profit margin	12.2%	18.2%

Sales	1,933	1,530	26%	14%
New orders	2,029	1,596	27%	10%

*	Excluding currency translation effects of (2)% and (1)% on sales and orders, respectively, and portfolio effects of 14% and 18% on sales and orders, respectively.

PG achieved double-digit growth in both sales and orders, to €1.933 billion and €2.029 billion, respectively. Sales rose on expansion of the Group’s service business and consolidation of the Alstom industrial turbine business between the periods under review. Order growth included large new contracts in Australia and the Middle East. Third-quarter Group profit was €236 million compared to €279 million a year earlier, which included €65 million in cancellation gains.

Power Transmission and Distribution (PTD)

	Third quarter ended June 30,
			% Change
(€ in millions)	2004	2003	Actual	Comparable*
Group profit	62	52	19%
Group profit margin	7.5%	6.0%

Sales	822	869	(5)%	(4)%
New orders	848	868	(2)%	1%

*	Excluding currency translation effects.

PTD increased Group profit 19% despite lower sales compared to the prior-year quarter, as nearly all divisions within the Group improved their earnings margins year-over-year. The High Voltage division was again the Group’s leading earnings contributor. While third-quarter sales of €822 million came in below the prior-year level, orders were up on a comparable basis as PTD won new contracts in Latin America, Africa, and the Middle East.

Transportation

Transportation Systems (TS)

	Third quarter ended June 30,
			% Change
(€ in millions)	2004	2003	Actual	Comparable*
Group profit	(48)	74
Group profit margin	(4.7)%	6.7%

Sales	1,019	1,100	(7)%	(7)%
New orders	942	732	29%	30%

*	Excluding currency translation effects.

Third-quarter orders of €942 million at TS were up 29% due to comparison with a prior-year quarter marked by unusually low order intake. Slowing demand for rail transportation systems, particularly in Germany, reduced third-quarter sales 7% year-over-year, to €1.019 billion. The loss of €48 million at TS in the third quarter reflects charges in its rolling stock business. The smaller part of the charges related to the Group’s Combino railcar business.

Siemens VDO Automotive (SV)

	Third quarter ended June 30,
			% Change
(€ in millions)	2004	2003	Actual	Comparable*
Group profit	174	111	57%
Group profit margin	7.0%	5.3%

Sales	2,502	2,090	20%	15%
New orders	2,517	2,090	20%	14%

*	Excluding currency translation effects of (2)% on sales and orders and portfolio effects of 7% and 8% on sales and orders, respectively.

SV maintained its positive momentum, boosting Group profit 57% compared to the third quarter of fiscal 2003 and earning its cost of capital for the first time since its fiscal 2001 merger. Profits rose year-over-year throughout the Group, driven by a particularly strong increase at the Interior & Infotainment division. The 20% increases in third-quarter sales and orders, to €2.502 billion and €2.517 billion, respectively, include SV’s acquisition of a U.S. automotive electronics business from DaimlerChrysler between the periods under review. On a comparable basis, SV still delivered double-digit sales and order growth.

Medical

Medical Solutions (Med)

	Third quarter ended June 30,
			% Change
(€ in millions)	2004	2003	Actual	Comparable*
Group profit	219	332	(34)%
Group profit margin	13.1%	19.3%

Sales	1,670	1,721	(3)%	5%
New orders	1,999	1,702	17%	26%

*	Excluding currency translation effects of (3)% and (4)% on sales and orders, respectively, and portfolio effects of (5)% on sales and orders.

Med was again a leading earnings contributor, recording Group profit of €219 million. For comparison, the prior-year period included a €74 million gain related to Med’s contribution of a portion of its electromedical systems business to a joint venture. Orders surged 26% year-over-year on a comparable basis, to nearly €2 billion, reflecting broad strength in Med’s diagnostics imaging and medical information systems businesses. Third-quarter sales of €1.670 billion were up 5% year-over-year on a comparable basis.

Lighting

Osram

	Third quarter ended June 30,
			% Change
(€ in millions)	2004	2003	Actual	Comparable*
Group profit	111	98	13%
Group profit margin	10.8%	10.1%

Sales	1,029	968	6%	10%
New orders	1,029	968	6%	10%

*	Excluding currency translation effects.

Osram’s Group profit rose on the strength of higher sales and orders in its large North America and Asia-Pacific markets. Third-quarter sales and orders of €1.029 billion were up 10% year-over-year excluding currency translation effects, with all divisions reporting revenue growth year-over-year.

Other operations

Other operations consist of centrally held equity investments and other operating businesses not related to a Group. These activities contributed €17 million in Group profit in the third quarter, up from €6 million in the same period a year earlier.

Corporate Items, Pensions and Eliminations

Corporate items, pensions and eliminations were a negative €323 million in the third quarter, compared to a negative €377 million in the same period a year earlier. In the prior-year period, Corporate items included a negative €43 million representing Siemens’ equity share of the net loss for the quarter at Infineon Technologies AG. Corporate items no longer include an equity share of Infineon’s net results.

Financing and Real Estate

Siemens Financial Services (SFS)

	Third quarter ended June 30,
			% Change
(€ in millions)	2004	2003	Actual	Comparable*
Income before income taxes	67	71	(6)%

Sales	130	135	(4)%	(3)%

*	Excluding currency translation effects.

Income before income taxes at SFS was €67 million compared to €71 million in the third quarter a year earlier, due to lower earnings in the Group’s Equipment and Sales Financing division.

Siemens Real Estate (SRE)

	Third quarter ended June 30,
			% Change
(€ in millions)	2004	2003	Actual	Comparable*
Income before income taxes	10	77	(87)%

Sales	390	391	0%	0%

*	Excluding currency translation effects.

Income before income taxes at SRE was €10 million compared to €77 million in the third quarter a year earlier. The decrease in earnings was due largely to termination of a major development project in Frankfurt and continued weakness in the commercial real estate market.

Eliminations, reclassifications and Corporate Treasury

Income before income taxes from Eliminations, reclassifications and Corporate Treasury in the third quarter was €46 million, up from €43 million in the same period a year ago.

Income statement highlights for Operations in the third quarter

In Operations, net sales increased to €18.077 billion, up from €17.249 billion a year earlier. Third-quarter gross profit margin improved to 29.4% of sales, from 28.9% a year ago. Most of Siemens’ Groups increased their gross profit margins, led by significant improvements at A&D and SV. Gross profit margins were lower at TS and Med.

Research and development expenses remained level with the prior year, but represented a smaller percentage of sales due to revenue growth year-over-year. Marketing, selling, and general administration expenses rose more slowly than revenues, decreasing to 17.7% of sales from 18.1% in the same period a year earlier. Other operating income (expense), net was a negative €1 million, compared to a positive €81 million in the prior-year period, which reflected higher cancellation gains at PG and a gain arising from Med’s contribution of assets to a joint venture. Income from investments in other companies, net improved to €51 million compared to a negative €3 million in the third quarter a year earlier. The prior-year period included a negative €43 million representing Siemens’ equity share of Infineon’s net loss.

Income and earnings per share in the first nine months

Net income for the first nine months of fiscal 2004 increased to €2.751 billion from €1.721 billion in the same period a year earlier. Group Profit from Operations contributed much of the increase, rising 15% year-over-year, to €3.676 billion, despite expected earnings reductions at PG related to the U.S. power generation market and losses at TS due to charges in its rolling stock businesses. The current period also benefited from a pre-tax gain of €590 million related to the sale of Infineon shares and reversal of €246 million in deferred tax liabilities, partially offset by a €433 million goodwill impairment. These effects occurred in the second quarter. Basic and diluted earnings per share for the first nine months were €3.09 and €2.96, respectively, well above basic and diluted earnings per share of €1.93 in the same period a year earlier.

Sales and order trends for the first nine months

Sales in Germany for the first nine months of fiscal 2004 were €12.500 billion, up 2% compared to the same period a year earlier, while orders in Germany decreased 3% year-over-year, to €12.244 billion. International sales decreased 1% year-over-year, to €41.839 billion, and international orders increased 7%, to €47.039 billion. Excluding currency translation effects and the net effect of acquisitions and dispositions, international sales for the first nine months rose 3% and international orders climbed 10%.

Within international results, sales in the U.S. of €9.768 billion for the first nine months were 15% lower compared to the same period a year earlier. Orders of €10.381 billion for the first nine months were 4% lower year-over-year. Excluding currency translation effects, sales were 4% lower and orders were up 9% in the U.S. year-over-year. Sales in the Asia-Pacific region for the first nine months increased 8% year-over-year, to €6.615 billion, and orders decreased 3%, to €7.271 billion. Excluding currency translation effects, sales in the Asia-Pacific region rose 13% and orders rose 2%. Sales in China were €2.131 billion, 11% above the prior-year level, while orders reached €2.265 billion, up 12%. Excluding currency translation effects, sales in China rose 19% and orders climbed 21%.

Liquidity for the first nine months

Operations generated net cash of €1.605 billion in the first nine months. This period includes the net effect of €1.794 billion from the sale of Infineon shares as well as substantial supplemental contributions to Siemens’ pension plans. In contrast, Operations used net cash of €950 million in the same period a year earlier, including PG’s €505 million initial payment to acquire Alstom’s industrial turbine business as well as other cash outflows for investments and marketable securities.

The two other components of Siemens worldwide, which include Financing and Real Estate and Corporate Treasury activities, provided net cash of €1.048 billion for the first nine months compared to €1.477 billion in the prior-year period. Both periods include positive net effects from Corporate Treasury activities primarily related to the hedging of intra-company financings. These positive effects were substantially higher in the prior-year period. In aggregate, net cash provided by operating and investing activities for Siemens worldwide was €2.653 billion for the first nine months, up year-over-year from €527 million.

Funding status of pension plans

The funding status of Siemens’ principal pension plans on June 30, 2004, improved significantly compared to the end of the prior fiscal year, with an underfunding of approximately €3.4 billion compared to an underfunding of approximately €5.0 billion at September 30, 2003. The improvement in funding status is due to both supplemental contributions in the first quarter and regular funding of pension plan service costs. The return on plan assets during the first nine months amounted to approximately €1.0 billion. This represents a 8.1% return on an annualized basis, compared to an expected annualized return of 6.7%. The projected benefit obligation of Siemens’ pension plans increased by approximately €500 million during the first nine months, due to the net of pension service and interest costs less benefits paid.

Economic Value Added

Economic Value Added (EVA) for Siemens worldwide improved significantly in the first nine months compared to the positive EVA in the same period a year earlier. The improvement in EVA was driven by higher earnings despite a volume-driven increase in net working capital.

Subsequent event

During the third quarter, Siemens agreed to acquire the water systems and services business of US Filter Corporation, with an annual turnover of approximately €1 billion, from Veolia Environnement of France. Completion of the acquisition is expected in early August 2004, after which the US Filter business will become part of I&S.

Note: Siemens CEO Heinrich v. Pierer and CFO Heinz-Joachim Neubürger will hold a German-language telephone conference with journalists on July 29, 2004 at 11.00 a.m. CET. You can follow this conference live on the Internet by going to www.siemens.com/telefonkonferenz. A recording of the telephone conference will be available later at the same location.

Note: Siemens CEO Heinrich v. Pierer and CFO Heinz-Joachim Neubürger will hold an English-language telephone conference with analysts on July 29, 2004 at 13.00 p.m. CET. You can follow this conference live on the Internet by going to www.siemens.com/analystcall. A recording of the telephone conference will be available later at the same location.

This press release report contains forward-looking statements based on beliefs of Siemens’ management. The words “anticipate,” “believe,” “estimate,” “forecast,” “expect,” “intend,” “plan,” “should” and “project” are used to identify forward-looking statements. Such statements reflect the company’s current views with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results to be materially different, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products, lack of acceptance of new products or services and changes in business strategy. Actual results may vary materially from those projected here. Siemens does not intend or assume any obligation to update these forward-looking statements.

Siemens AG
Corporate Communications
Press Department
80333 Munich

Reference number: AXX 200407.64 e
Peter Gottal
80312 Munich
Tel.: +49-89 636-33645; Fax: -32825
E-mail: peter.gottal@siemens.com

SIEMENS AG

SEGMENT INFORMATION (unaudited)
As of and for the three months ended June 30, 2004 and 2003 and as of September 30, 2003
(in millions of €)

					Intersegment
	New orders		External sales		sales		Total sales		Group profit(1)
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Operations Groups
Information and Communication Networks (ICN)	1,608	1,756	1,489	1,533	189	154	1,678	1,687	51	(125)
Information and Communication Mobile (ICM)	2,851	2,313	2,406	2,124	40	36	2,446	2,160	64	17
Siemens Business Services (SBS)	1,218	1,297	872	992	268	291	1,140	1,283	(2)	17
Automation and Drives (A&D)	2,290	2,078	1,891	1,751	317	323	2,208	2,074	308	203
Industrial Solutions and Services (I&S)	952	911	723	692	278	267	1,001	959	19	5
Logistics and Assembly Systems (L&A)	513	571	542	622	26	18	568	640	14	(64)
Siemens Building Technologies (SBT)	1,070	1,137	960	1,082	37	74	997	1,156	14	18
Power Generation (PG)	2,029	1,596	1,928	1,529	5	1	1,933	1,530	236	279
Power Transmission and Distribution (PTD)	848	868	754	795	68	74	822	869	62	52
Transportation Systems (TS)	942	732	1,014	1,086	5	14	1,019	1,100	(48)	74
Siemens VDO Automotive (SV)	2,517	2,090	2,494	2,088	8	2	2,502	2,090	174	111
Medical Solutions (Med)	1,999	1,702	1,651	1,698	19	23	1,670	1,721	219	332
Osram	1,029	968	1,004	946	25	22	1,029	968	111	98
Other operations(5)	415	372	290	248	182	147	472	395	17	6

Total Operations Groups	20,281	18,391	18,018	17,186	1,467	1,446	19,485	18,632	1,239	1,023
Reconciliation to financial statements
Corporate items, pensions and eliminations	(1,724)	(1,703)	18	21	(1,426)	(1,404)	(1,408)	(1,383)	(323)	(377)
Other interest expense	—	—	—	—	—	—	—	—	(31)	(11)
Other assets related reconciling items	—	—	—	—	—	—	—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	18,557	16,688	18,036	17,207	41	42	18,077	17,249	885	635

									Income before
									income taxes
Financing and Real Estate Groups
Siemens Financial Services (SFS)	130	135	106	108	24	27	130	135	67	71
Siemens Real Estate (SRE)	390	391	74	64	316	327	390	391	10	77
Eliminations	—	—	—	—	(3)	(3)	(3)	(3)	—	—

Total Financing and Real Estate	520	526	180	172	337	351	517	523	77	148

Eliminations, reclassifications and Corporate Treasury	—	1	—	1	(378)	(393)	(378)	(392)	46	43

Siemens worldwide	19,077	17,215	18,216	17,380	—	—	18,216	17,380	1,008	826

[Additional Columns below]

[Continued from above table, first column(s) repeated]

			Net cash from				Amortization
	Net capital		operating and		Capital		depreciation and
	employed(2)		investing activities		spending(3)		impairments(4)
	6/30/04	9/30/03	2004	2003	2004	2003	2004	2003
Operations Groups
Information and Communication Networks (ICN)	1,366	722	(192)	(110)	98	43	55	110
Information and Communication Mobile (ICM)	1,376	1,367	(95)	105	70	89	76	83
Siemens Business Services (SBS)	536	294	83	(56)	57	56	48	60
Automation and Drives (A&D)	1,987	1,925	230	315	107	49	48	55
Industrial Solutions and Services (I&S)	180	167	22	42	8	4	9	13
Logistics and Assembly Systems (L&A)	545	877	(24)	(88)	5	7	7	13
Siemens Building Technologies (SBT)	1,391	1,447	(1)	38	23	21	27	27
Power Generation (PG)	1,921	1,712	159	(289)	42	542	42	47
Power Transmission and Distribution (PTD)	869	798	20	128	19	14	15	16
Transportation Systems (TS)	102	(252)	(250)	(131)	11	19	16	14
Siemens VDO Automotive (SV)	3,520	3,949	423	67	258	150	109	97
Medical Solutions (Med)	3,172	3,128	206	212	77	90	54	59
Osram	2,030	2,074	19	93	57	54	69	65
Other operations(5)	1,930	1,515	94	(473)	17	471	18	14

Total Operations Groups	20,925	19,723	694	(147)	849	1,609	593	673
Reconciliation to financial statements
Corporate items, pensions and eliminations	(3,755)	(3,781)	(315)(6)	(422)(6)	10	10	10	31
Other interest expense	—	—	—	—	—	—	—	—
Other assets related reconciling items	47,539	48,533	—	—	—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	64,709	64,475	379	(569)	859	1,619	603	704

	Total assets
Financing and Real Estate Groups
Siemens Financial Services (SFS)	8,638	8,445	(194)	307	52	56	48	55
Siemens Real Estate (SRE)	3,573	3,607	109	80	22	71	43	47
Eliminations	(631)	(465)	(14)(6)	(37)(6)	—	—	—	—

Total Financing and Real Estate	11,580	11,587	(99)	350	74	127	91	102

Eliminations, reclassifications and Corporate Treasury	2,108	1,543	(1)(6)	485(6)	—	—	—	—

Siemens worldwide	78,397	77,605	279	266	933	1,746	694	806

(1)	Group profit of the Operations Groups is earnings before financing interest, certain pension costs and income taxes.
(2)	Net capital employed of the Operations Groups represents total assets less tax assets, certain accruals and non-interest bearing liabilities other than tax liabilities.
(3)	Intangible assets, property, plant and equipment, acquisitions, and investments.
(4)	Includes amortization and impairments of intangible assets, depreciation of property, plant and equipment, and write-downs of investments.
(5)	Other operations primarily refer to certain centrally-held equity investments and other operating activities not associated with a Group.
(6)	Includes (for Eliminations within Financing and Real Estate consists of) cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income.

SIEMENS AG

SEGMENT INFORMATION (unaudited)
As of and for the nine months ended June 30, 2004 and 2003 and as of September 30, 2003
(in millions of €)

	New orders		External sales		Intersegment sales		Total sales		Group profit(1)
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Operations Groups
Information and Communication Networks (ICN)	5,230	5,385	4,526	4,834	470	336	4,996	5,170	139	(423)
Information and Communication Mobile (ICM)	8,586	7,122	7,942	7,239	122	106	8,064	7,345	296	131
Siemens Business Services (SBS)	3,951	3,982	2,676	2,981	795	907	3,471	3,888	68	54
Automation and Drives (A&D)	6,670	6,467	5,417	5,169	943	921	6,360	6,090	764	566
Industrial Solutions and Services (I&S)	3,166	2,996	2,175	2,106	806	772	2,981	2,878	60	(24)
Logistics and Assembly Systems (L&A)	2,135	1,797	1,523	1,853	90	67	1,613	1,920	(53)	(40)
Siemens Building Technologies (SBT)	3,205	3,629	2,964	3,395	69	195	3,033	3,590	69	63
Power Generation (PG)	7,119	6,079	5,537	4,993	11	13	5,548	5,006	755	950
Power Transmission and Distribution (PTD)	2,775	2,788	2,225	2,342	210	175	2,435	2,517	176	142
Transportation Systems (TS)	3,083	3,256	3,067	3,257	18	24	3,085	3,281	(305)	206
Siemens VDO Automotive (SV)	6,716	6,408	6,685	6,401	18	7	6,703	6,408	402	303
Medical Solutions (Med)	5,626	5,505	4,951	5,330	75	52	5,026	5,382	774	832
Osram	3,190	3,154	3,120	3,120	70	34	3,190	3,154	336	305
Other operations(5)	1,383	1,294	875	847	507	460	1,382	1,307	195	128

Total Operations Groups	62,835	59,862	53,683	53,867	4,204	4,069	57,887	57,936	3,676	3,193
Reconciliation to financial statements
Corporate items, pensions and eliminations	(5,133)	(5,012)	113	76	(4,105)	(3,962)	(3,992)	(3,886)	(788)	(1,256)
Other interest expense	—	—	—	—	—	—	—	—	(98)	(37)
Other assets related reconciling items	—	—	—	—	—	—	—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	57,702	54,850	53,796	53,943	99	107	53,895	54,050	2,790	1,900

									Income before income taxes

Financing and Real Estate Groups
Siemens Financial Services (SFS)	407	410	336	322	71	88	407	410	190	213
Siemens Real Estate (SRE)	1,174	1,182	207	188	967	994	1,174	1,182	109	187
Eliminations	—	—	—	—	(8)	(9)	(8)	(9)	—	—

Total Financing and Real Estate	1,581	1,592	543	510	1,030	1,073	1,573	1,583	299	400

Eliminations, reclassifications and Corporate Treasury	—	2	—	2	(1,129)	(1,180)	(1,129)	(1,178)	172	144

Siemens worldwide	59,283	56,444	54,339	54,455	—	—	54,339	54,455	3,261	2,444

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Net cash from						Amortization
	Net capital		operating and				Capital		depreciation and
	employed(2)		investing activities				spending(3)		impairments(4)
	6/30/04	9/30/03	2004		2003		2004	2003	2004	2003
Operations Groups
Information and Communication Networks (ICN)	1,366	722	(315)		(58)		192	131	187	346
Information and Communication Mobile (ICM)	1,376	1,367	230		272		155	235	231	221
Siemens Business Services (SBS)	536	294	(177)		(224)		147	120	154	185
Automation and Drives (A&D)	1,987	1,925	637		753		230	153	164	161
Industrial Solutions and Services (I&S)	180	167	24		(11)		48	25	27	37
Logistics and Assembly Systems (L&A)	545	877	(172)		(326)		21	30	27	41
Siemens Building Technologies (SBT)	1,391	1,447	137		214		58	68	90	101
Power Generation (PG)	1,921	1,712	486		(218)		122	627	130	113
Power Transmission and Distribution (PTD)	869	798	123		246		56	43	45	48
Transportation Systems (TS)	102	(252)	(437)		(537)		35	69	46	43
Siemens VDO Automotive (SV)	3,520	3,949	865		64		448	405	295	292
Medical Solutions (Med)	3,172	3,128	500		406		359	230	144	157
Osram	2,030	2,074	338		407		156	172	196	198
Other operations(5)	1,930	1,515	15		(529)		46	494	51	42

Total Operations Groups	20,925	19,723	2,254		459		2,073	2,802	1,787	1,985
Reconciliation to financial statements
Corporate items, pensions and eliminations	(3,755)	(3,781)	(649	)(6)	(1,409	)(6)	(3)	3	460	63
Other interest expense	—	—	—		—		—	—	—	—
Other assets related reconciling items	47,539	48,533	—		—		—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	64,709	64,475	1,605		(950)		2,070	2,805	2,247	2,048

	Total assets

Financing and Real Estate Groups
Siemens Financial Services (SFS)	8,638	8,445	332		300		216	137	146	163
Siemens Real Estate (SRE)	3,573	3,607	282		214		85	138	144	145
Eliminations	(631)	(465)	(53	)(6)	(111	)(6)	—	—	—	—

Total Financing and Real Estate	11,580	11,587	561		403		301	275	290	308

Eliminations, reclassifications and Corporate Treasury	2,108	1,543	487	(6)	1,074	(6)	—	—	—	—

Siemens worldwide	78,397	77,605	2,653		527		2,371	3,080	2,537	2,356

(1)	Group profit of the Operations Groups is earnings before financing interest, certain pension costs and income taxes.
(2)	Net capital employed of the Operations Groups represents total assets less tax assets, certain accruals and non-interest bearing liabilities other than tax liabilities.
(3)	Intangible assets, property, plant and equipment, acquisitions, and investments.
(4)	Includes amortization and impairments of intangible assets, depreciation of property, plant and equipment, and write-downs of investments.
(5)	Other operations primarily refer to certain centrally-held equity investments and other operating activities not associated with a Group.
(6)	Includes (for Eliminations within Financing and Real Estate consists of) cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income.

SIEMENS AG

CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the three months ended June 30, 2004 and 2003
(in millions of €, per share amounts in €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens worldwide		Corporate Treasury		Operations		Estate
	2004	2003	2004	2003	2004	2003	2004	2003
Net sales	18,216	17,380	(378)	(392)	18,077	17,249	517	523
Cost of sales	(12,816)	(12,274)	378	393	(12,762)	(12,258)	(432)	(409)

Gross profit on sales	5,400	5,106	—	1	5,315	4,991	85	114
Research and development expenses	(1,264)	(1,248)	—	—	(1,264)	(1,248)	—	—
Marketing, selling and general administrative expenses	(3,287)	(3,190)	—	2	(3,203)	(3,119)	(84)	(73)
Other operating income (expense), net	13	124	(25)	(16)	(1)	81	39	59
Income (loss) from investments in other companies, net	70	16	—	—	51	(3)	19	19
Income (expense) from financial assets and marketable securities, net	(5)	(63)	(8)	(3)	7	(62)	(4)	2
Interest income of Operations, net	11	6	—	—	11	6	—	—
Other interest income (expense), net	70	75	79	59	(31)	(11)	22	27

Income before income taxes	1,008	826	46	43	885	635	77	148
Income taxes	(157)	(183)	(8)	(9)	(136)	(140)	(13)	(34)
Minority interest	(36)	(11)	—	—	(36)	(11)	—	—

Net income	815	632	38	34	713	484	64	114

Basic earnings per share	0.91	0.71
Diluted earnings per share	0.88	0.71

SIEMENS AG

CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the nine months ended June 30, 2004 and 2003
(in millions of €, per share amounts in €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens worldwide		Corporate Treasury		Operations		Estate
	2004	2003	2004	2003	2004	2003	2004	2003
Net sales	54,339	54,455	(1,129)	(1,178)	53,895	54,050	1,573	1,583
Cost of sales	(38,392)	(38,899)	1,129	1,180	(38,260)	(38,872)	(1,261)	(1,207)

Gross profit on sales	15,947	15,556	—	2	15,635	15,178	312	376
Research and development expenses	(3,756)	(3,821)	—	—	(3,756)	(3,821)	—	—
Marketing, selling and general administrative expenses	(9,850)	(9,930)	(1)	2	(9,639)	(9,712)	(210)	(220)
Other operating income (expense), net	(311)	408	(60)	(53)	(338)	347	87	114
Income (loss) from investments in other companies, net	952	44	—	—	905	(18)	47	62
Income (expense) from financial assets and marketable securities, net	70	(26)	29	39	66	(64)	(25)	(1)
Interest income of Operations, net	15	27	—	—	15	27	—	—
Other interest income (expense), net	194	186	204	154	(98)	(37)	88	69

Income before income taxes	3,261	2,444	172	144	2,790	1,900	299	400
Income taxes(1)	(393)	(701)	(21)	(41)	(336)	(545)	(36)	(115)
Minority interest	(117)	(58)	—	—	(117)	(58)	—	—

Income before cumulative effect of change in accounting principle	2,751	1,685	151	103	2,337	1,297	263	285
Cumulative effect of change in accounting principle, net of income taxes	—	36	—	—	—	39	—	(3)

Net income	2,751	1,721	151	103	2,337	1,336	263	282

Basic earnings per share
Income before cumulative effect of change in accounting principle	3.09	1.89
Cumulative effect of change in accounting principle, net of income taxes	—	0.04

Net income	3.09	1.93

Diluted earnings per share
Income before cumulative effect of change in accounting principle	2.96	1.89
Cumulative effect of change in accounting principle, net of income taxes	—	0.04

Net income	2.96	1.93

(1)	The income taxes of Eliminations, reclassifications and Corporate Treasury, Operations, and Financing and Real Estate are based on the consolidated effective corporate tax rate applied to income before income taxes

SIEMENS AG

CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)
For the nine months ended June 30, 2004 and 2003
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens worldwide		Corporate Treasury		Operations		Estate
	2004	2003	2004	2003	2004	2003	2004	2003
Cash flows from operating activities
Net income	2,751	1,721	151	103	2,337	1,336	263	282
Adjustments to reconcile net income to cash provided
Minority interest	117	58	—	—	117	58	—	—
Amortization, depreciation and impairments	2,537	2,356	—	—	2,247	2,048	290	308
Deferred taxes	(186)	10	(10)	—	(159)	12	(17)	(2)
Gains on sales and disposals of businesses and property, plant and equipment, net, and gain from issuance of subsidiary and associated company stock	(141)	(188)	—	—	(114)	(125)	(27)	(63)
Losses (gains) on sales of investments, net	(599)	7	—	—	(599)	7	—	—
Losses (gains) on sales and impairments of marketable securities, net	(48)	25	(11)	9	(36)	15	(1)	1
Loss (income) from equity investees, net of dividends received	(216)	59	—	—	(224)	103	8	(44)
Change in current assets and liabilities
(Increase) decrease in inventories, net	(1,357)	(874)	—	—	(1,389)	(932)	32	58
(Increase) decrease in accounts receivable, net	(153)	1,303	(153)	252	5	1,049	(5)	2
Increase (decrease) in outstanding balance of receivables sold	81	(550)	64	(259)	17	(291)	—	—
(Increase) decrease in other current assets	595	823	354	593	(26)	270	267	(40)
Increase (decrease) in accounts payable	182	(873)	(12)	(9)	200	(892)	(6)	28
Increase (decrease) in accrued liabilities	117	124	—	—	79	124	38	—
Increase (decrease) in other current liabilities	(452)	(870)	(140)	521	(352)	(1,225)	40	(166)
Supplemental contributions to pension trusts	(1,255)	(442)	—	—	(1,255)	(442)	—	—
Change in other assets and liabilities	712	621	196	180	471	417	45	24

Net cash provided by (used in) operating activities	2,685	3,310	439	1,390	1,319	1,532	927	388
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(1,752)	(1,888)	—	—	(1,461)	(1,619)	(291)	(269)
Acquisitions, net of cash acquired	(314)	(547)	—	—	(309)	(547)	(5)	—
Purchases of investments	(305)	(645)	—	—	(300)	(639)	(5)	(6)
Purchases of marketable securities	(56)	(203)	(20)	(92)	(36)	(109)	—	(2)
(Increase) decrease in receivables from financing activities	(267)	(144)	28	(508)	—	—	(295)	364
Increase (decrease) in outstanding balance of receivables sold by SFS	—	—	(64)	259	—	—	64	(259)
Proceeds from sales of long-term investments, intangibles and property, plant and equipment	2,258	499	—	—	2,124	313	134	186
Proceeds from sales and dispositions of businesses	225	96	—	—	206	96	19	—
Proceeds from sales of marketable securities	179	49	104	25	62	23	13	1

Net cash provided by (used in) investing activities	(32)	(2,783)	48	(316)	286	(2,482)	(366)	15
Cash flows from financing activities
Proceeds from issuance of common stock	3	—	—	—	3	—	—	—
Proceeds from issuance of treasury shares	—	4	—	—	—	4	—	—
Proceeds from issuance of debt	—	2,702	—	2,702	—	—	—	—
Repayment of debt	(544)	(742)	(430)	(742)	(114)	—	—	—
Change in short-term debt	184	(171)	175	(544)	(9)	433	18	(60)
Dividends paid	(978)	(888)	—	—	(978)	(888)	—	—
Dividends paid to minority shareholders	(88)	(82)	—	—	(88)	(82)	—	—
Intracompany financing	—	—	1,005	(978)	(386)	1,316	(619)	(338)

Net cash provided by (used in) financing activities	(1,423)	823	750	438	(1,572)	783	(601)	(398)
Effect of exchange rates on cash and cash equivalents	(95)	(309)	(74)	(245)	(20)	(62)	(1)	(2)
Net increase (decrease) in cash and cash equivalents	1,135	1,041	1,163	1,267	13	(229)	(41)	3
Cash and cash equivalents at beginning of period	12,149	11,196	11,345	10,269	725	873	79	54

Cash and cash equivalents at end of period	13,284	12,237	12,508	11,536	738	644	38	57

SIEMENS AG

CONSOLIDATED BALANCE SHEETS (unaudited)
As of June 30, 2004 and September 30, 2003
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens worldwide		Corporate Treasury		Operations		Estate
	6/30/04	9/30/03	6/30/04	9/30/03	6/30/04	9/30/03	6/30/04	9/30/03
ASSETS
Current assets
Cash and cash equivalents	13,284	12,149	12,508	11,345	738	725	38	79
Marketable securities	2,096	650	8	101	2,069	529	19	20
Accounts receivable, net	14,621	14,511	(7)	(9)	10,921	10,894	3,707	3,626
Intracompany receivables	—	—	(11,164)	(10,777)	11,138	10,742	26	35
Inventories, net	11,624	10,366	(4)	(4)	11,575	10,284	53	86
Deferred income taxes	1,176	1,063	93	77	998	909	85	77
Other current assets	4,328	4,750	714	736	2,612	3,143	1,002	871

Total current assets	47,129	43,489	2,148	1,469	40,051	37,226	4,930	4,794

Long-term investments	4,167	5,992	19	19	3,816	5,636	332	337
Goodwill	6,107	6,501	—	—	6,023	6,421	84	80
Other intangible assets, net	2,187	2,358	—	—	2,172	2,338	15	20
Property, plant and equipment, net	10,347	10,756	1	1	6,822	7,114	3,524	3,641
Deferred income taxes	4,292	4,359	1,113	1,127	3,115	3,165	64	67
Other assets	4,168	4,150	64	131	1,473	1,371	2,631	2,648
Other intracompany receivables	—	—	(1,237)	(1,204)	1,237	1,204	—	—

Total assets	78,397	77,605	2,108	1,543	64,709	64,475	11,580	11,587

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	1,667	1,745	981	977	574	646	112	122
Accounts payable	8,567	8,404	(8)	4	8,397	8,216	178	184
Intracompany liabilities	—	—	(6,778)	(7,426)	1,303	1,771	5,475	5,655
Accrued liabilities	8,991	8,884	5	6	8,746	8,748	240	130
Deferred income taxes	908	870	(265)	(271)	891	877	282	264
Other current liabilities	11,707	12,125	498	284	10,902	11,578	307	263

Total current liabilities	31,840	32,028	(5,567)	(6,426)	30,813	31,836	6,594	6,618

Long-term debt	11,074	11,433	9,868	10,176	693	748	513	509
Pension plans and similar commitments	4,934	5,843	—	—	4,902	5,813	32	30
Deferred income taxes	496	534	170	182	225	250	101	102
Other accruals and provisions	3,733	3,418	27	21	3,338	3,101	368	296
Other intracompany liabilities	—	—	(2,390)	(2,410)	353	378	2,037	2,032

	52,077	53,256	2,108	1,543	40,324	42,126	9,645	9,587

Minority interests	660	634	—	—	660	634	—	—
Shareholders’ equity
Common stock, no par value
Authorized: 1,113,265,813 and 1,129,742,969 shares, respectively
Issued: 891,055,813 and 890,866,301 shares, respectively	2,673	2,673
Additional paid-in capital	5,090	5,073
Retained earnings	24,793	23,020
Accumulated other comprehensive income (loss)	(6,896)	(7,051)
Treasury stock, at cost 156 and 1,184 shares, respectively	—	—

Total shareholders’ equity	25,660	23,715	—	—	23,725	21,715	1,935	2,000

Total liabilities and shareholders’ equity	78,397	77,605	2,108	1,543	64,709	64,475	11,580	11,587

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: July 29, 2004	/s/ DR. KLAUS PATZAK

	Name:	Dr. Klaus Patzak
	Title:	Vice President and Corporate Controller

/s/ DR. GEORG KLEIN

	Name:	Dr. Georg Klein
	Title:	Head of Financial Disclosure